EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (1)

			Year Ended December 31
	Six months ended
Dollars in millions	June 30, 2013		2012		2011		2010		2009		2008
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,373		$3,189		$3,785		$3,680		$3,135		$946
Add:
Distributed income of equity investees	121		216		198		167		171		157
Fixed charges excluding interest on deposits	328		853		951		1,092		1,396		1,026
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	62		137		154		148		126		122
Interest capitalized							1		3
Earnings excluding interest on deposits	2,760		4,121		4,780		4,790		4,573		2,007
Interest on deposits	179		386		668		963		1,741		1,485
Total earnings	$2,939		$4,507		$5,448		$5,753		$6,314		$3,492
Fixed charges
Interest on borrowed funds	$254		$696		$791		$918		$1,225		$961
Interest component of rentals	74		145		125		134		131		64
Amortization of notes and debentures			12		35		39		37		1
Interest capitalized							1		3
Fixed charges excluding interest on deposits	328		853		951		1,092		1,396		1,026
Interest on deposits	179		386		668		963		1,741		1,485
Total fixed charges	$507		$1,239		$1,619		$2,055		$3,137		$2,511
Ratio of earnings to fixed charges
Excluding interest on deposits	8.41	x	4.83	x	5.03	x	4.39	x	3.28	x	1.96	x
Including interest on deposits	5.80		3.64		3.37		2.80		2.01		1.39

(1)	As defined in Item 503(d) of Regulation S-K.